UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES

EXCHANGE ACT OF 1934

MEETME INC. (Exact Name of Registrant as Specified in its Charter)

Delaware (State of Incorporation or Organization)	86-0879433 (I.R.S. Employer Identification No.)
100 Union Square Drive, New Hope, Pennsylvania 18938 (Address of Principal Executive Offices)

Securities to be registered pursuant to Section 12(b) of the Exchange Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered
Common Stock, par value $0.001 per share	The NASDAQ Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended, and is effective pursuant to General Instruction A.(c), please check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended, and is effective pursuant to General Instruction A.(d), please check the following box. ☐

Securities Act registration statement file number to which this form relates: None

Securities to be registered pursuant to Section 12(g) of the Exchange Act: None

Item 1.     Description of Registrant’s Securities to be Registered

The securities to be registered hereby are the common stock, par value $0.001 per share (the “Common Stock”) of MeetMe, Inc. (the “Company”, “we”, “our” or “MeetMe”).

DESCRIPTION OF COMMON STOCK

The following description of our common stock will apply generally to any future common stock that we may offer, but is not complete. It is subject to, and qualified in its entirety by reference to, our amended and restated certificate of incorporation, as amended (which we refer to as our “certificate of incorporation”), and our amended and restated bylaws (which we refer to as our “bylaws”), each of which will be filed as exhibits to the registration statement into which this summary is incorporated by reference or as exhibits to documents filed with the Securities and Exchange Commission that are incorporated by reference into the registration statement. The terms of these securities also may be affected by the General Corporation Law of the State of Delaware (which we refer to below as the “DGCL”).

Authorized Capital Stock

We are authorized to issue a total of 105,000,000 shares of capital stock consisting of 100,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share.

Common Stock

Our authorized common stock consists of 100,000,000 shares of common stock, par value $0.001 per share. Each outstanding share of common stock is entitled to one vote per share.

Subject to the preferences that may be applicable to any then outstanding shares of preferred stock, holders of common stock are entitled to receive ratably on a per share basis such dividends and other distributions in cash, stock or property of MeetMe as may be declared by the board of directors from time to time out of the legally available assets or funds of MeetMe.

Holders of our common stock have no preemptive rights and no right to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to our common stock.

Holders of common stock will have no liability for further calls or assessments and will not be personally liable for the payment of our debts except as they may be liable by reason of their own conduct or acts.

Our board of directors may authorize the issuance of preferred stock with voting, conversion, dividend, liquidation and other rights that may adversely affect the rights of the holder of our common stock.

Certain Anti-Takeover Provisions of Our Certificate of Incorporation, Bylaws and Delaware Law

The following is a summary of certain provisions of our certificate of incorporation, bylaws and the DGCL that may have the effect of delaying, deterring or preventing hostile takeovers or changes in control or management of MeetMe. Such provisions could deprive our stockholders of opportunities to realize a premium on their stock. At the same time, these provisions may have the effect of inducing any persons seeking to acquire or control us to negotiate terms acceptable to our board of directors. Throughout the summary we have included parenthetical references to sections of our certificate of incorporation and bylaws to help you locate the provisions being discussed.

Undesignated Preferred Stock

Our certificate of incorporation authorizes our board of directors to issue shares of preferred stock and set the voting powers, designations, preferences, and other rights related to that preferred stock without stockholder approval. Any such designation and issuance of shares of preferred stock could delay, defer or prevent any attempt to acquire or control us. (Section 4)

No Cumulative Voting

Our certificate of incorporation and bylaws do not provide for cumulative voting. Accordingly, the holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election.

Ability to Call Special Meeting of Stockholders

Our bylaws provide that special meetings of shareholders may be called at any time by our board of directors. Special meetings of the shareholders may be requested in writing by the holders of not less than 20 percent of all the shares entitled to vote at the meeting, provided that the board of directors, in its sole discretion, determines such request is valid. If the board of directors determines the request is valid, the board may determine a meeting date not less than 90 and no more than 120 days after the receipt of such request. The board of directors’s ability to determine the validity of shareholder special meeting request and set the date for such special meetings of shareholders may require our stockholders to wait for a regularly scheduled annual meeting to change the composition of our board of directors. (Article I Section 2(b) and Article 2 Section 12)

Advance Notification of Stockholder Nominations and Proposals

Our bylaws provide that in order for nominations of directors or other business to be properly brought before an annual meeting by our stockholders, subject to certain limited exceptions, the stockholders must give notice to us not later than 120 days nor earlier than 150 days prior to the anniversary of the date of our previous annual meeting of stockholders. The notice must contain specific information regarding the nominee for director, or other business to be addressed, as well as information regarding the stockholder who is proposing the nomination. (Article I Section 11)

Amendments to Bylaws

Our bylaws permit our board of directors and our shareholders to repeal or amend our bylaws, and to adopt new bylaws, in accordance with Section 109 of the DGCL. (Article VIII)

Business Combinations under Delaware Law

We are a Delaware corporation. Section 203 of the DGCL prohibits a Delaware corporation from engaging in a business combination with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder. The term “business combination” is broadly defined to include mergers, consolidations, sales and other dispositions of assets having an aggregate market value equal to 10% or more of the consolidated assets of the corporation, and other specified transactions resulting in financial benefits to the interested stockholder. Under Section 203, an “interested stockholder” generally is defined as a person who, together with affiliates and associates, owns (or within the three prior years did own) 15% or more of the corporation’s outstanding voting stock.

This prohibition is effective unless:

●

the business combination or the transaction that resulted in the interested stockholder becoming an interested stockholder is approved by the corporation’s board of directors prior to the time the interested stockholder becomes an interested stockholder;

●

upon consummation of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation, other than stock held by directors who are also officers or by specified employee stock plans; or

●

at or after the time the stockholder becomes an interested stockholder, the business combination is approved by a majority of the board of directors and, at an annual or special meeting, by the affirmative vote of two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

These restrictions generally prohibit or delay the accomplishment of mergers or other takeover or change-in-control attempts that are not approved by a company’s board of directors. A corporation can elect to have Section 203 of the DGCL not apply to it by expressly providing so in its certificate of incorporation or bylaws; we have not made such an election.

Transfer Agent and Registrar

Action Stock Transfer Corp. serves as the registrar and transfer agent for our common stock.

Stock Exchange Listing

Our common stock is listed on The NASDAQ Capital Market of the NASDAQ Stock Market LLC under the trading symbol “MEET.”

Item 2.     Exhibits

Under the instructions as to Exhibits with respect to Form 8-A, no exhibits are required to be filed, because no other securities of the Company are registered on The NASDAQ Stock Market LLC and the Common Stock to be registered hereunder is not being registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

MEETME, INc.

Date: April 3, 2014	By:	/s/ David Clark
Name: David Clark Title: Chief Financial Officer